May 22, 2026

James V. Caruso
President and Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, New Jersey 07932

        Re: Cellectar Biosciences, Inc.
            Registration Statement on Form S-1
            Filed May 19, 2026
            File No. 333-296036
Dear James V. Caruso:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Nick D. DeAngelis, Esq.